18005178

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: One Amherst Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 East Brown Street, Suite 120
(No. and Street)

Birmingham	MI	48009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Chandler III (248) 643-5660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	Illinois	60423
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.B

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OATH OR AFFIRMATION

I, **Scott A. Eisenbeg**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of One Amherst Partners, L.L.C., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Managing Partner
Title

Notary Public

HEATHER A CANZONERI
~~Notary Public - Michigan~~
Wayne County
My Commission Expires Jun 17, 2018
Acting in the County of Oakland

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
One Amherst Partners, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of One Amherst Partners, L.L.C., (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of One Amherst Partners, L.L.C. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as One Amherst Partners, L.L.C.'s auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

February 20, 2018

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232

One Amherst Partners, L.L.C.

Statement of Financial Condition

December 31,		**2017**
Assets		
Cash	$	510,116
Total Assets	**$**	**510,116**
Liabilities and Member's Equity		
Member's Equity	**$**	**510,116**
Total Liabilities and Member's Equity	**$**	**510,116**

See report of independent registered public accounting firm and accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

One Amherst Partners, LLC ("OAP" or the "Company") is registered with the U.S. Securities and Exchange Commission as a broker-dealer, and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). OAP is a wholly owned subsidiary of Amherst Capital Partners, LLC ("ACP"). The Company's customers are located primarily throughout the United States. The Company earns income primarily related to merger and acquistion transactions and, to a lesser extent, for making Capital Private Placements.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles general accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

The Company maintains its cash deposits with financial institutions, which are insured for up to $250,000 per group, by the U.S. Federal Deposit Insurance Corporation (FDIC). At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Major Customers

Total revenue for the year ended December 31, 2017 was from two customers.

Revenue Recognition

The Company recognizes revenue upon project completion.

Income Taxes

The Company is a disregarded entity under the Internal Revenue Code. ACP includes the Company's taxable income or loss in its tax return. Accordingly, no federal income tax is recognized by the Company. The income tax returns are subject to examination by taxing authorties, generally for three years after the date they were filed.

2. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) or $5,000, whichever is greater. At December 31, 2017, the Company had net capital of $510,116 which was $505,116 in excess of its required net capital of $5,000.

There was no difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2017.

3. Related Party Transactions

All of the Company's expenses are allocations from ACP. Related party expenses totaled $77,930 for the year ended December 31, 2017. No balances were due to ACP at December 31, 2017.

The Company paid distributions to ACP totaling $400,000 for the year ended December 31, 2017.

4. Exemption

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i) of that rule. Therefore the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 and the Determination relating to the Possession or Central Requirements under rule 15c3-3 have not been provided.

5. Subsequent Event

On January 3, 2018 the member received a $460,000 distribution.